UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SUNTERRA CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

86787D 20 8

(CUSIP Number of Class of Securities)

CD Capital Management LLC
2 North Riverside Plaza, Suite 720
Chicago, Illinois 60606
Attention: John Ziegelman
Telephone: (312) 466-3226

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

with copies to:

Greenberg Traurig, LLP The Metlife Building 200 Park Avenue New York, NY 10166 Attention: Clifford E. Neimeth, Esq. Telephone: (212) 801-9200	Greenberg Traurig, LLP 77 West Wacker Drive Chicago, Illinois 60601 Attention: Peter H. Lieberman, Esq. Telephone: (312) 456-8400

June 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 12 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSON: CD Capital Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
31-1816593

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 537,772 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 537,772 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

537,772

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IA, OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 2 OF 12 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSON: John D. Ziegelman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 562,772 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 562,772 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

562,772

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 3 OF 12 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
04-3818748

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 782,000 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 782,000 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

782,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 4 OF 12 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSON: New World Opportunity Partners II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
42-1681457

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 269,872 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 269,872 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

269,872

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4% OF COMMON STOCK(2)

14.	TYPE OF REPORTING PERSON

OO

(1)	Pursuant to the transactions reported herein, New World Opportunity Partners II, LLC will no longer be a reporting person hereunder or a member of the group hereunder.

(2)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 5 OF 12 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSON: NWFP I LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
20-3708673

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 151,062 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 151,062 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

151,062

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8% OF COMMON STOCK(2)

14.	TYPE OF REPORTING PERSON

OO

(1)	Pursuant to the transactions reported herein, NWFP I LLC will no longer be a reporting person hereunder or a member of the group hereunder.

(2)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 6 OF 12 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 7 of 12 Pages

1.	NAME OF REPORTING PERSON: Ziegelman Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

36-4337005

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 25,000 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER 25,000 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

PN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 7 OF 12 PAGES

SCHEDULE 13D/A

CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’), John D. Ziegelman (‘‘Mr. Ziegelman’’), Magnetar Financial LLC, a Delaware limited liability company (‘‘Magnetar’’), New World Opportunity Partners II, LLC, a Delaware limited liability company (‘‘NWOP II’’), NWFP I LLC, a Delaware limited liability company (‘‘NWFP’’), and Ziegelman Partners, L.P., a Delaware limited partnership (‘‘ZP-LP’’ and collectively with CD Capital, Mr. Ziegelman, Magnetar, NWOP II, and NWFP, the ‘‘Reporting Persons’’) are jointly filing this Amendment No. 6 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the ‘‘Commission’’) on December 19, 2005, as amended by Amendment No. 1 thereto filed with the Commission on January 17, 2006, Amendment No. 2 thereto filed with the Commission on February 21, 2006, Amendment No. 3 thereto filed with the Commission on April 24, 2006, Amendment No. 4 thereto filed with the Commission on April 28, 2006, and Amendment No. 5 filed with the Commission on May 19, 2006 (collectively, the ‘‘Schedule 13D’’). Pursuant to this Amendment No. 6, NWOP II and NWFP will no longer be Reporting Persons.

The purpose of this Amendment No. 6 is to report the termination of the status of each of NWOP II and NWFP as a Reporting Person hereunder. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND

(a), (b) and (c) of Item 2 of the Schedule 13D are hereby amended by adding the following information thereto:

On June 15, 2006, NWOP II and NWFP notified CD Capital that they were terminating the NWOP II Account Management Agreement and the NWFP Account Management Agreement. As a result, effective as of June 15, 2006, (i) the relationships previously described hereunder with respect to the NWOP II Account Management Agreement and the NWFP Account Management Agreement terminated, (ii) CD Capital no longer has sole or shared power to dispose or direct the disposition of, or to vote or direct the voting of, any shares of Common Stock held by NWOP II or NWFP, and (iii) NWOP II and NWFP are no longer filing persons under this Schedule 13D, and are removed from the definition of ‘‘Reporting Persons.’’

The first sentence of the section entitled ‘‘Magnetar’’ in Item 2 is hereby amended to read as follows:

The manager and sole member of Magnetar is Magnetar Capital Partners, LP, a Delaware Limited Partnership (‘‘MCP’’). (1)

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information:

NWOP II and NWFP have each determined to act independently of CD Capital and the other Reporting Persons named herein with respect to the Issuer's Common Stock. The actions of NWOP II and NWFP will likely include dispositions of the Issuer's Common Stock held by them, respectively.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows to reflect the transactions described in this Amendment No. 6:

As a result of the transactions described in Item 2 above, (i) CD Capital ceased to share beneficial ownership of any shares of Common Stock owned by NWOP II or NWFP, (ii) Mr. Ziegelman ceased to potentially be the beneficial owner of any such shares and (iii) NWOP II and NWFP have become the sole beneficial owners of all such shares in each of their respective names.

(1)	MCP recently changed its structure from a Delaware limited liability company to a Delaware limited partnership. This change had no effect on the potential beneficial ownership of shares of Common Stock by MCP or any other Reporting Person.

PAGE 8 OF 12 PAGES

(a) As a result of the transactions described above, the Reporting Persons beneficially owned in the aggregate 1,344,772 shares of Common Stock, representing approximately 6.8% of the shares of Common Stock presently outstanding based upon the 19,719,896 shares of Common Stock reported by the Issuer to be outstanding as of February 6, 2006 in the Issuer’s Form 10-Q filed with the Commission on February 14, 2006 (the ‘‘Outstanding Shares’’), all as further set forth below. As a result of the transactions described above, the Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

Name of Reporting Person	Number of Shares of Common Stock	Approximate Percentage of Outstanding Shares
Mr. Ziegelman	562,772	2.9%
CD Capital	537,772	2.7%
Magnetar	782,000	4.0%
ZP-LP	25,000	0.1%

As a result of the transactions described in this Amendment No. 6, the following information is provided for the following persons and entities:

CD Capital / Mr. Ziegelman

Pursuant to the CD Capital Fund Agreements, CD Capital is attorney-in-fact with sole power and authority to effect acquisitions, dispositions and voting decisions with respect to CD Investment’s portfolio assets, including 537,772 shares of Common Stock. Accordingly, by virtue of the foregoing relationships between CD Capital and CD Investment, CD Capital may be deemed to beneficially own an aggregate of 537,772 shares of Common Stock held in the account of CD Investment, constituting approximately 2.7% of the Outstanding Shares.

ZP-II LP, as the manager and sole member of CD Capital, may be deemed to beneficially own the 537,772 shares of Common Stock which CD Capital may be deemed to beneficially own. C3, as the general partner of ZP-II LP, may be deemed to beneficially own the 537,772 shares of Common Stock which ZP-II LP may be deemed to beneficially own. Mr. Ziegelman, as the Chairman of the Board, President and Treasurer and the beneficial owner of 100% of the outstanding shares of common stock of C3, may be deemed to beneficially own the 537,772 shares of Common Stock which C3 may be deemed to beneficially own.

Magnetar

Pursuant to an investment management agreement between Magnetar and the Magnetar Master Fund dated August 29, 2005 (the ‘‘Magnetar IMA’’), Magnetar is attorney-in-fact with sole power and authority to effect acquisitions, dispositions and voting decisions with respect to the Magnetar Master Fund’s portfolio assets, including 782,000 shares of Common Stock, constituting approximately 4.0% of the Outstanding Shares. Accordingly, pursuant to such relationship between Magnetar and the Magnetar Master Fund, Magnetar may be deemed to beneficially own the 782,000 shares of Common Stock held in the account of the Magnetar Master Fund. MCP, as the manager and sole member of Magnetar, may be deemed to beneficially own the 782,000 shares of Common Stock which Magnetar may be deemed to beneficially own. Supernova, as manager and principal owner of MCP, may be deemed to beneficially own the 782,000 shares of Common Stock which MCP may be deemed to beneficially own. Mr. Litowitz, as the person with ultimate control over the activities of Magnetar, MCP and Supernova, and as majority owner of Supernova, may be deemed to beneficially own the 782,000 shares of Common Stock which Supernova may be deemed to beneficially own.

PAGE 9 OF 12 PAGES

ZP-LP / Mr. Ziegelman

ZP-LP beneficially owns 25,000 shares of Common Stock, constituting approximately 0.1% of the Outstanding Shares. Mr. Ziegelman, as the Managing Agent and a co-general partner of ZP-LP, and Mrs. Ziegelman, as a co-general partner of ZP-LP, may be deemed to beneficially own the 25,000 shares of Common Stock which ZP-LP may be deemed to beneficially own.

ZP-LP and CD Capital may be deemed to be ‘‘affiliates’’ (as such term is defined in Rule 501(b) under the Securities Act). There are no agreements, arrangements or understandings between ZP-LP and CD Capital with respect to the Issuer or the Common Stock, CD Capital has no power or authority to effect acquisitions, dispositions or voting decisions with respect to any shares of Common Stock which ZP-LP may be deemed to beneficially own, and ZP-LP has no power or authority to effect acquisitions, dispositions or voting decisions with respect to any shares of Common Stock which CD Capital may be deemed to beneficially own. Accordingly, ZP-LP disclaims beneficial ownership of any shares of Common Stock beneficially owned by CD Capital, and CD Capital disclaims beneficial ownership of any shares of Common Stock beneficially owned by ZP-LP.

Except as otherwise expressly set forth herein, each Reporting Person, and each other person or entity named in Item 2, expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other person or entity, other than, to the extent of any pecuniary interest therein, the various accounts under their management and control, and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) of the Exchange Act or under any other provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such person or entity is a beneficial owner of any such shares.

(b) As a result of the transactions described in this Amendment No. 6, the following information is provided with respect to the following persons and entities:

CD Capital / Mr. Ziegelman

Pursuant to the CD Capital Fund Agreements, CD Capital has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the 537,772 shares of Common Stock held in CD Investment’s account. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to vote or to direct the vote, and the power to dispose or to direct the disposition of such shares of Common Stock.

Magnetar

Pursuant to the Magnetar IMA, Magnetar has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 782,000 shares of Common Stock held in the account of the Magnetar Master Fund. MCP, Supernova and Mr. Litowitz may be deemed to share with Magnetar the power to vote, and the power to dispose or to direct the disposition of such shares of Common Stock.

ZP-LP

Pursuant to the ZP-LP Agreement, Mr. Ziegelman has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 25,000 shares of Common Stock which ZP-LP may be deemed to beneficially own. ZP-LP and Mrs. Ziegelman may be deemed to share with Mr. Ziegelman the power to vote or to direct the vote, and the power to dispose or to direct the disposition of such shares of Common Stock.

PAGE 10 OF 12 PAGES

(c) Except for the transactions described in this Amendment No. 6 and the transactions described on Schedule A attached hereto, there have been no transactions in the shares of Common Stock since the filing of Amendment No. 5 previously filed by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following information:

As described in Item 2 of this Amendment No. 6, each of the NWOP II Account Management Agreement and the NWFP Account Management Agreement was terminated effective as of June 15, 2006.

PAGE 11 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 15, 2006

CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc., its General Partner
BY: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: President
MAGNETAR FINANCIAL LLC
By: /s/ Paul Smith
Name: Paul Smith Title: General Counsel
NEW WORLD OPPORTUNITY PARTNERS II, LLC
By: /s/ Michael Brodsky
Name: Michael Brodsky Title: Managing Member
NWFP I LLC
By: /s/ Michael Brodsky
Name: Michael Brodsky Title: Manager
ZIEGELMAN PARTNERS, L.P.
By: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: Managing Agent
/s/ John D. Ziegelman
JOHN D. ZIEGELMAN

PAGE 12 OF 12 PAGES

SCHEDULE A

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person since the filing of Amendment No. 5. All transactions were effectuated in the open market through a broker.

On June 15, 2006, NWOP II and NWFP each sold 10,250 shares at $9.32 per share.